Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(millions of dollars, except ratios)

Earnings:
Income from continuing operations	$431	$432	$450	$432	$349
Add: Total federal income taxes	254	252	278	249	234
Fixed charges (see detail below)	349	342	363	386	390
Total earnings	$1,034	$1,026	$1,091	$1,067	$973

Fixed Charges:
Interest expensed and interest capitalized	$344	$338	$358	$381	$384
Rentals representative of the interest factor	5	4	5	5	6
Total fixed charges	$349	$342	$363	$386	$390

Ratio of earnings to fixed charges	2.96	3.00	3.01	2.76	2.49